Exhibit 99.1




                            Explanation of Responses

1. This amended Form 3 amends the Form 3 filed jointly by Touradji Capital Management, LP ("TCM") and Mr. Paul Touradji ("Mr. Touradji"). The purpose of this amendment is to revise the amount of securities underlying the Series D Convertible Preferred Stock. The correct amount should be 173,913, not 1,000,000 as originally reported. The securities to which this note relates are held in the account of Touradji DeepRock Master Fund, Ltd. ("Deep Rock"), which acts as a master fund to Touradji DeepRock Partners, LP and Touradji DeepRock Offshore Fund, Ltd. Deep Rock is a private investment fund for which TCM serves as investment manager. TCM and Mr. Touradji may be deemed to beneficially own the securities held by Deep Rock by virtue of TCM's position as investment manager of Deep Rock and Mr. Touradji's status as a partner of TCM and the portfolio manager of Deep Rock. Each of the Reporting Persons hereby disclaims beneficial ownership of the reported securities for purposes of Section 16 of the Securities Exchange Act of 1934 except to the extent of his or its pecuniary interest therein.

2. These shares of Series D Convertible Preferred Stock are convertible to Common Stock of the issuer on the basis of 5.75 shares of Preferred Stock corresponding to 1 share of Common Stock.